Exhibit 99.3

MEDIGUS LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints, Mr. Liron Carmel, the Company’s Chief Executive Officer, and Mr. Oz Adler, the Company’s appointed Chief Financial Officer, each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Medigus Ltd. (the “Company”) which the undersigned is entitled to vote at the Extraordinary General Meeting of Shareholders (the “Meeting”) to be held at Meitar Law Offices, 16 Abba Hillel Silver Rd. Ramat Gan 5250608, Israel, on February 11, 2021, at 5:00 PM Israel time (10:00 AM Eastern time) or depending on developments with respect to the coronavirus (COVID-19) pandemic, we might hold the Meeting virtually on the above date and time instead of in person, and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of the Meeting and Proxy Statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR the Proposals described in the Proxy Statement. Any and all proxies heretofore given by the undersigned are hereby revoked. With respect to Proposal No.2, if you do not state whether or not you are a controlling shareholder or do not confirm whether or not you have personal interest, as applicable, your shares will not be voted for Proposal No. 2.

(Continued and to be signed on the reverse side)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

MEDIGUS LTD.

TO BE HELD ON FEBRUARY 11, 2021

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE

MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To approve an amendment to the amended and restated articles of association of the Company, as detailed in the Proxy Statement, dated January 14, 2021.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.	To approve the amendments to the Company’s compensation policy for executives and directors, as detailed in the Proxy Statement, dated January 14, 2021.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.a.	Are you a controlling shareholder or have personal interest with respect to Proposal No. 2? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal No. 2.

☐	YES	☐	NO

In their discretion, the proxy is authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

NAME	SIGNATURE	DATE

NAME	SIGNATURE	DATE

Please sign exactly as your name appears on the Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.